UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 15, 2014

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

1-12935	**20-0467835**
(Commission File Number)	*(I.R.S. Employer Identification No.)*

5320 Legacy Drive	
Plano, Texas	**75024**
(Address of principal executive offices)	*(Zip code)*
Registrant's telephone number, including area code:	**(972) 673-2000**

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01 – Entry into a Material Definitive Agreement

Senior Subordinated Notes Offering

On April 16, 2014, Denbury Resources Inc. (the "Company") entered into an Underwriting Agreement (the "Underwriting Agreement") with Wells Fargo Securities, LLC as representative for the several underwriters listed in Schedule 1 thereto (the "Underwriters"), and the subsidiary guarantors named therein, in connection with the offer and sale by the Company of an aggregate principal amount of $1,250,000,000 of 5½% Senior Subordinated Notes due 2022 (the "Notes"). The Underwriting Agreement contains customary representations, warranties, conditions to closing, obligations of the parties and termination provisions.

The Notes were offered and sold under a prospectus that was part of the Company's registration statement on Form S-3ASR filed with the Securities and Exchange Commission (Registration No. 333-195305) and which became automatically effective on April 16, 2014 (the "Registration Statement").

The Notes are being sold at 100% of the principal amount thereof, plus accrued interest, if any, from April 30, 2014. Closing is expected to occur on April 30, 2014. The Company expects the issuance and delivery of the Notes to occur on April 30, 2014, subject to customary closing conditions. The Company will pay interest on the Notes on May 1 and November 1 of each year, beginning November 1, 2014, and the Notes will mature on May 1, 2022. The Company may redeem the Notes on or after May 1, 2017 at specified redemption prices, and prior to that date the Company may redeem the Notes at 100% of the principal amount thereof plus a "make whole" premium and accrued and unpaid interest.

The foregoing description is qualified in its entirety by reference to the full text of the Underwriting Agreement, which, in connection with the offering of the Notes, is filed as Exhibit 1.1 to this Current Report on Form 8-K and is hereby incorporated by reference in its entirety into the Registration Statement and this Item 1.01.

Amendment to Credit Agreement

On April 15, 2014, the Company entered into the Twelfth Amendment (the "Amendment") to the Credit Agreement dated March 9, 2010 among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the financial institutions party thereto (the "Credit Agreement"). Among other modifications, the Amendment increases the limit on the amount of Additional Permitted Subordinate Debt (as defined in the Credit Agreement) which can be incurred by the Company from $650 million to $1.15 billion.

The foregoing description of the Amendment contains only a summary of the Amendment. The summary does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure

On April 16, 2014, the Company commenced a cash tender offer (the "Tender Offer") for $996.273 million aggregate principal amount of the Company's 8¼% Senior Subordinated Notes due 2020 (the "Repurchase Notes"). Attached as Exhibit 99.1 to this Current Report on Form 8-K is the press release announcing commencement of the Tender Offer, which generally describes the terms and conditions of the Tender Offer, including a solicitation of consents to eliminate most of the restrictive covenants and certain events of default in the Repurchase Notes, the consent payment deadline and the Company's obligation to accept for purchase and pay for validly tendered Repurchase Notes and the consideration to be paid for tendered Repurchase Notes. To the extent the Company purchases less than all of the outstanding Repurchase Notes in the Tender Offer or the Tender Offer is not consummated for any reason, pursuant to the make-whole provision in the indenture governing the Repurchase Notes in connection with a satisfaction and discharge of such indenture, the Company intends to use the net proceeds from the Notes offering described in Item 1.01 above to fund the redemption of any and all of the Repurchase Notes not repurchased in the Tender Offer.

On April 16, 2014, the Company announced that it had priced the Notes offering described in Item 1.01 of this Current Report on Form 8-K. The text of the press release is attached hereto as Exhibit 99.2.

The information in this Item 7.01, including the attached Exhibits 99.1 and 99.2, is being "furnished" pursuant to General Instruction B.2 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any Company filing, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
1.1*	Underwriting Agreement, dated April 16, 2014, among Denbury Resources Inc., the subsidiary guarantors named therein and Wells Fargo Securities, LLC, as representative of the several underwriters listed in Schedule 1 thereto.
10.1*	Twelfth Amendment to Credit Agreement, dated as of April 15, 2014, by and among Denbury Resources Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the financial institutions party thereto.
99.1*	Denbury press release, dated April 16, 2014, "Denbury Commences Offer for 8¼% Senior Subordinated Notes Due 2020."
99.2*	Denbury press release, dated April 16, 2014, "Denbury Announces Pricing and Upsizing of its Senior Subordinated Notes Offering."

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: April 17, 2014	By:	/s/ Alan Rhoades
		Alan Rhoades
		Vice President and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Underwriting Agreement, dated April 16, 2014, among Denbury Resources Inc., the subsidiary guarantors named therein and Wells Fargo Securities, LLC, as representative of the several underwriters listed in Schedule 1 thereto.
10.1	Twelfth Amendment to Credit Agreement, dated as of April 15, 2014, by and among Denbury Resources Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the financial institutions party thereto.
99.1	Denbury press release, dated April 16, 2014, "Denbury Commences Offer for 8¼% Senior Subordinated Notes Due 2020."
99.2	Denbury press release, dated April 16, 2014, "Denbury Announces Pricing and Upsizing of its Senior Subordinated Notes Offering."

Exhibit 1.1

DENBURY RESOURCES INC.

$1,250,000,000 5½% Senior Subordinated Notes due 2022

<u>Underwriting Agreement</u>

April 16, 2014

Wells Fargo Securities, LLC
550 South Tryon Street, 6th Floor
Charlotte, North Carolina 28202

  As Representative of the
  several Underwriters listed
  in Schedule 1 hereto

c/o Wells Fargo Securities, LLC
550 South Tryon Street, 6th Floor
Charlotte, North Carolina 28202

Ladies and Gentlemen:

     Denbury Resources Inc., a Delaware corporation (the "Company"), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the "Underwriters"), for whom you are acting as representative (the "Representative"), $1.25 billion principal amount of its 5½% Senior Subordinated Notes due 2022 (the "Securities"). The Securities will be issued pursuant to an Indenture, dated on or about April 30, 2014 (the "Indenture") between the Company, the guarantors listed in Schedule 2 (collectively, the "Guarantors"), and Wells Fargo Bank, National Association, as trustee (the "Trustee") and will be guaranteed on an unsecured senior subordinated basis by each of the Guarantors (the "Guarantees"). All representations, warranties, agreements and obligations of the Company and the Guarantors shall be joint and several.

     The Company hereby confirms its agreement with the several Underwriters concerning the purchase and sale of the Securities, as follows:

     1.   <u>Registration Statement</u>. The Company has prepared and filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Securities Act"), a registration statement on Form S-3 (File No. 333-195305), including a prospectus, relating to the Securities. Such registration statement, which became effective upon filing with the Commission, including the information, if any, deemed pursuant to Rule 430A or 430B under the Securities Act to be part of the registration statement at the time of its effectiveness ("Rule 430 Information"), is referred to herein as the "Registration Statement"; and as used herein, the term "Preliminary Prospectus" means the prospectus included in such registration statement (and any amendments thereto) at the time it was filed that omits Rule 430 Information, and the term "Prospectus" means the prospectus in the form first used (or made available upon request of purchasers pursuant to Rule 173 under the Securities Act) in connection with confirmation of sales of the Securities. If the Company has filed an abbreviated registration statement pursuant to Rule 462(b) under the Securities Act (the "Rule 462 Registration Statement"), then any reference herein to the term "Registration Statement" shall be deemed to include such Rule 462 Registration Statement. Any reference in this Agreement to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 under the Securities Act, as of the effective date of the Registration Statement or the date of such Preliminary Prospectus or the Prospectus, as the case may be and any reference to "amend", "amendment" or "supplement" with respect to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after such date under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Exchange Act") that are deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus.

     At or prior to the time when sales of the Securities were first made (the "Time of Sale"), the Company had prepared the following information (collectively, the "Time of Sale Information"): a Preliminary Prospectus dated April 16, 2014, and each "free-writing prospectus" (as defined pursuant to Rule 405 under the Securities Act) listed on Annex B hereto as constituting part of the Time of Sale Information.

2.   <u>Purchase of the Securities by the Underwriters</u>. (a) The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter's name in Schedule 1 hereto at a price equal to 98.750% of the principal amount thereof plus accrued interest, if any, from April 30, 2014 to the Closing Date (as defined below). The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

(b)   The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representative is advisable, and initially to offer the Securities on the terms set forth in the Prospectus. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

(c)   Payment for and delivery of the Securities will be made at the offices of Simpson Thacher & Bartlett LLP at 10:00 A.M., New York City time, on April 30, 2014, or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representative and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the "Closing Date".

(d)   Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representative against delivery to the nominee of The Depository Trust Company ("DTC"), for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the "Global Notes"), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Notes will be made available for inspection by the Representative not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

(e)   The Company and the Guarantors acknowledge and agree that each Underwriter is acting solely in the capacity of an arm's length contractual counterparty to the Company and the Guarantors with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company, the Guarantors or any other person. Additionally, neither the Representative nor any other Underwriter is advising the Company, the Guarantors or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company and the Guarantors shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company or the Guarantors with respect thereto. Any review by the Underwriters of the Company, the Guarantors and the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company or the Guarantors.

3.   <u>Representations and Warranties of the Company and the Guarantors</u>. The Company and the Guarantors jointly and severally represent and warrant to each Underwriter that:

(a)   *Preliminary Prospectus.* No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the Securities Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; <u>provided</u> that the Company and the Guarantors make no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representative expressly for use in any Preliminary Prospectus.

(b)   *Time of Sale Information*. The Time of Sale Information, at the Time of Sale did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; <u>provided</u> that the Company and the Guarantors make no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representative expressly for use in such Time of Sale Information. No statement of material fact included in the Prospectus has been omitted from the Time of Sale Information and no statement of material fact included in the Time of Sale Information that is required to be included in the Prospectus has been omitted therefrom.

(c)   *Issuer Free Writing Prospectus.* The Company and the Guarantors (including their agents and representatives, other than the Underwriters in their capacity as such) have not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any "written communication" (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Company and the Guarantors or their agents and representatives, other than the Underwriters in their capacity as such (other than a communication referred to in clauses (i), (ii) and (iii) below) an "Issuer Free Writing Prospectus") other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act, (ii) the Preliminary Prospectus, (iii) the Prospectus, (iv) the documents listed on Annex B as constituting part of the Time of Sale Information and (v) any electronic road show or other written communications, in each case approved in writing in advance by the Representative. Each such Issuer Free Writing Prospectus complied in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with the Preliminary Prospectus filed prior to the first use of such Issuer Free Writing Prospectus, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company and the Guarantors make no representation and warranty with respect to any statements or omissions made in any such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representative expressly for use in any Issuer Free Writing Prospectus.

(d)   *Registration Statement and Prospectus.* The Registration Statement is an "automatic shelf registration statement" as defined under Rule 405 of the Securities Act that has been filed with the Commission not earlier than three years prior to the date hereof; and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company. No order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or related to the offering has been initiated or threatened by the Commission; as of the applicable effective date of the Registration Statement and any amendment thereto, the Registration Statement complied and will comply in all material respects with the Securities Act and the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Trust Indenture Act"), and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Prospectus and any amendment or supplement thereto and as of the Closing Date, the Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company and the Guarantors make no representation and warranty with respect to (i) that part of the Registration Statement that constitutes the Statement of Eligibility and Qualification (Form T-1) of the Trustee under the Trust Indenture Act or (ii) any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representative expressly for use in the Registration Statement and the Prospectus and any amendment or supplement thereto.

(e)   *Incorporated Documents.* The documents incorporated by reference in the Registration Statement, the Prospectus and the Time of Sale Information, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act of 1934, as amended, and the rules and regulation of the Commission thereunder (collectively, the "Exchange Act"), and none of such documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Prospectus or the Time of Sale Information, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f)   *Financial Statements.* The financial statements and the related notes thereto included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby, and the supporting schedules included or incorporated by reference in the Registration Statement present fairly the information required to be stated therein; the other financial information included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus has been derived from the accounting records of the Company and its subsidiaries and presents fairly the information shown thereby. The interactive data in eXtensbile Business Reporting Language included or incorporated by reference in each of the Registration Statement, the Time of Sale Information and the Prospectus fairly presents the information called for in all material respects and is prepared in accordance with the Commission's rules and guidance applicable thereto.

(g)   *No Material Adverse Change.* Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus, (i) there has not been any change in the capital stock or long-term debt of the Company or any of its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, assets, management, financial position, results of operations or prospects of the Company and its subsidiaries, taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except with respect to each of clauses (i), (ii) and (iii), as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus.

(h)   *Organization and Good Standing.* The Company and each of its subsidiaries have been duly organized and are validly existing and in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified, in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, assets, management, financial position, results of operations or prospects of the Company and its subsidiaries, taken as a whole, or on the performance by the Company and the Guarantors of their obligations under this Agreement, the Securities and the Guarantees (a "Material Adverse Effect"). The Company does not own or control, directly or indirectly, any corporation, association or other entity other than the subsidiaries required to be listed and so listed in Exhibit 21 to the Registration Statement.

(i)   *Capitalization.* The Company has an authorized capitalization as set forth in the Registration Statement, the Time of Sale Information and the Prospectus and all the outstanding shares of capital stock or other equity interests of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable (except for general partner interests) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party, except as set forth in any partnership governing documents.

(j)   *Due Authorization.* The Company and each of the Guarantors have full right, power and authority to execute and deliver this Agreement, the Securities and the Indenture (including each Guarantee set forth therein, the "Transaction Documents") and to perform their respective obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents to which they are a party and the consummation of the transactions contemplated thereby has been duly and validly taken.

(k)   *The Indenture.* The Indenture has been duly authorized by the Company and each of the Guarantors and has been duly qualified under the Trust Indenture Act and, when the Indenture is duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company and each of the Guarantors enforceable against each of them in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability (collectively, the "Enforceability Exceptions").

(l)   *The Securities and the Guarantees*. The Securities have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture; and the Guarantees have been duly authorized by each of the Guarantors and, when the Securities have been duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be valid and legally binding obligations of each of the Guarantors, enforceable against each of the Guarantors in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(m)   *Underwriting Agreement*. This Agreement has been duly authorized, executed and delivered by the Company and each of the Guarantors.

(n)   *Descriptions of the Transaction Documents*. Each Transaction Document conforms in all material respects to the description thereof contained in the Registration Statement, the Time of Sale Information and the Prospectus.

(o)   *No Violation or Default.* Neither the Company nor any of its subsidiaries is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(p)   *No Conflicts.* The execution, delivery and performance by the Company and each of the Guarantors of each of the Transaction Documents to which it is a party, the issuance and sale of the Securities, the issuance of the Guarantees and compliance by the Company and each of the Guarantors with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents to which it is a party will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company, the Guarantors or any of their respective subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which each is a party or by which it is bound or to which any of its property or assets is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company, the Guarantors or any of their respective subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, have a Material Adverse Effect.

(q)   *No Consents Required*. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company or any of the Guarantors of each of the Transaction Documents to which it is a party, the issuance and sale of the Securities and the issuance of the Guarantees and compliance by the Company and each of the Guarantors with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents to which it is a party, except for the registration of the Securities (including the Guarantees) under the Securities Act, the qualification of the Indenture and the Trustee under the Trust Indenture Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and distribution of the Securities (including the Guarantees) by the Underwriters.

(r)   *Legal Proceedings*. Except as described in the Registration Statement, the Time of Sale Information and the Prospectus, there are no legal, governmental or regulatory investigations, actions, written demands, written claims, suits, arbitrations or proceedings ("Actions") pending to which the Company or any of its subsidiaries is or may be a party or to which any property or asset of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; and no such Actions are threatened or, to the best knowledge of the Company and each of the Guarantors, contemplated by any governmental or regulatory authority or threatened by others; and (i) there are no current or pending Actions that are required under the Securities Act to be described in the Registration Statement or the Prospectus that are not so described in the Registration Statement, the Time of Sale Information and the Prospectus and (ii) there are no statutes, regulations or contracts or other documents that are required under the Securities Act to be filed as exhibits to the Registration

Statement or described in the Registration Statement and the Prospectus that are not so filed as exhibits to the Registration Statement or described in the Registration Statement, the Time of Sale Information and the Prospectus.

(s)   *Independent Registered Public Accounting Firm.* PricewaterhouseCoopers ("PwC"), who has audited certain financial statements of the Company and its subsidiaries, is an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act. Any non-audit services provided by PwC have been approved by the audit committee of the Board of Directors of the Company.

(t)   *Title to Real and Personal Property.* The Company and its subsidiaries have good and valid title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its subsidiaries. Any liens, encumbrances, claims and defects and imperfections of title with respect to the items of real and personal property are disclosed in the Registration Statement, the Time of Sale Information and the Prospectus or do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries and could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(u)   *Title to Intellectual Property.* The Company and its subsidiaries own or possess adequate rights or licenses to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective businesses; and believe the conduct of their respective businesses will not conflict in any material respect with any such rights of others, and the Company and its subsidiaries have not received any notice of any claim of infringement or conflict with any such rights of others.

(v)   *No Undisclosed Relationships.* No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any of its subsidiaries, on the other, that is required by the Securities Act to be described in the Registration Statement and the Prospectus and that is not so described in such documents and in the Time of Sale Information.

(w)   *Investment Company Act.* Each of the Company and the Guarantors is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Registration Statement, the Time of Sale Information and the Prospectus, will not be an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, "Investment Company Act").

(x)   *Taxes.* The Company and its subsidiaries have paid all federal, state, local and foreign taxes and filed all tax returns required to be paid or filed through the date hereof; and except as would not have a Material Adverse Effect or as otherwise disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets.

(y)   *Licenses and Permits.* The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Registration Statement, the Time of Sale Information and the Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Registration Statement, the Time of Sale Information and the Prospectus, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(z)   *No Labor Disputes.* No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the best knowledge of the Company and the Guarantors, is contemplated or threatened and the Company and the Guarantors are not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of their or their subsidiaries' principal suppliers, contractors or customers, except as would not have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party.

(aa)   *Compliance With Environmental Laws.* (i) The Company and its subsidiaries (x) are in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, requirements, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "Environmental Laws"); (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (z) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company, the Guarantors or their respective subsidiaries, except in the case of each of clauses (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability, as would not, individually or in the aggregate, have a Material Adverse Effect.

(bb)   *Compliance With ERISA.* Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees of the Company and its affiliates has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the "Code"), except for any such failure to comply as would not, individually or in the aggregate, have a Material Adverse Effect; no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption, except for any such prohibited transaction, as would not, individually or in the aggregate, have a Material Adverse Effect; and no such plan is a "multiemployer plan" within the meaning of Section 4001 (a)(3) of ERISA or is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA.

(cc)   *Disclosure Controls*. The Company and its subsidiaries maintain "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that information required under the Exchange Act to be disclosed in the Company's filings is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In connection with assessing material information required to be disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, the chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the Company's 2013 fiscal year and have determined that such disclosure controls and procedures are effective in all material respects in providing to them on a timely basis such material information.

(dd)   *Accounting Controls.* The Company and its subsidiaries maintain systems of "internal control over financial reporting" (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) interactive data in eXtensbile Business Reporting Language included or incorporated by reference in each of the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum is prepared in accordance with the Commission's rules and guidance applicable thereto. Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, there were no material weaknesses in the Company's internal controls for the period covered by the applicable 2013 10-K, and, for the periods subsequent to the period covered by the applicable 2013 10-K, there are no material weaknesses in the Company's internal controls that have come to the attention of the Company's management.

(ee)   *Insurance.* The Company and its subsidiaries have insurance covering such risks as are customarily carried by businesses similarly situated, including insurance against (other than losses or damage to property owned by the Company or any of its subsidiaries which is self-insured) losses customarily insured against as a result of damage by fire, lightning, hail, tornado, explosion and other similar risk covering their respective properties, operations, personnel and businesses, including business interruption insurance; and none of the Company or any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(ff) *No Unlawful Payments.* Neither the Company nor any of its subsidiaries, nor any director, officer or employee of the Company or any of its subsidiaries nor, to the knowledge of the Company and each of the Guarantors, any agent, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee , including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its subsidiaries have instituted, maintain and enforce, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(gg) *Compliance with Money Laundering Laws*. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company or any of the Guarantors, threatened.

(hh) *No Conflicts with Sanctions Laws.* Neither the Company nor any of its subsidiaries, directors, officers or employees, nor, to the knowledge of the Company or any of the Guarantors, any agent, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC") or the U.S. Department of State and including, without limitation, the designation as a "specially designated national" or "blocked person"), the United Nations Security Council ("UNSC"), the European Union, Her Majesty's Treasury ("HMT"), or other relevant sanctions authority (collectively, "Sanctions"), nor is the Company, any of its subsidiaries or any of the Guarantors located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, Cuba, Burma (Myanmar), Iran, North Korea, Sudan and Syria (each, a "Sanctioned Country"); and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, initial purchaser, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in and will not engage in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(ii) *Solvency.* On the Closing Date, and after giving effect to the issuance of the Securities and the consummation of the other transactions related thereto as described in the Registration Statement, the Time of Sale Information and the Prospectus, as of the Closing Date, the Company will be Solvent. As used in this paragraph, the term "Solvent" means, with respect to a particular date, that on such date (i) the present fair market value (or present fair saleable value) of the assets of the Company is not less than the total amount required to pay the debts of the Company (including an amount of contingent liabilities, computed at the amount which, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability) as they become absolute and matured; (ii) the Company is able to realize upon its assets and pay its debts as they mature and become due in the normal course of business; (iii) assuming consummation of the issuance of the Securities as contemplated by this Agreement, the Registration Statement, the Time of Sale Information and the Prospectus, the Company has not incurred debts and does not propose to incur debts that would be beyond its ability to pay as such debts and liabilities mature; and (iv) the Company is not engaged in any business or transaction, and does not propose to engage in any business or transaction, for which its property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which the Company is engaged.

(jj)   *No Restrictions on Subsidiaries*. Except as provided in (i) the Company's Credit Agreement, among the Company, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and certain other financial institutions dated as of March 9, 2010, as amended (the "Credit Agreement"), (ii) the Indenture, (iii) the Company's Indenture dated as of February 10, 2010 relating to the Company's 8¼% Senior Subordinated Notes due 2020, (iv) the Company's Indenture dated as of February 17, 2011 relating to the Company's 6⅜% Senior Subordinated Notes due 2021 and (v) the Company's Indenture dated as of February 5, 2013 relating to the Company's 4⅝% Senior Subordinated Notes due 2023, no subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary's capital stock or similar ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company, or from transferring any of such subsidiary's properties or assets to the Company or any other subsidiary of the Company.

(kk)   *No Broker's Fees*. Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its subsidiaries or any Underwriter for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Securities.

(ll)   *No Registration Rights*. No person has the right to require the Company or any of its subsidiaries to register any securities for sale under the Securities Act by reason of the filing of the Registration Statement with the Commission or the issuance and sale of the Securities.

(mm)   *No Stabilization.* Neither the Company nor any of its subsidiaries have taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(nn)   *Margin Rules*. Neither the issuance, sale and delivery of the Securities nor the application of the proceeds thereof by the Company as described in the Registration Statement, the Time of Sale Information and the Prospectus will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(oo)   *Forward-Looking Statements.* No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(pp)   *Statistical and Market Data*. Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus is not based on or derived from sources that are reliable and accurate in all material respects.

(qq)   *Sarbanes-Oxley Act*. There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply, in all material respects, with any provision of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act"), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(rr) *Status under the Securities Act*. The Company is not an ineligible issuer and is a well-known seasoned issuer, in each case as defined in Rule 405 under the Securities Act, in each case at the times specified in the Securities Act in connection with the offering of the Securities. The Company has paid the registration fee for this offering.

(ss)   *Reserve Report Data.* The oil and gas reserve estimates of each of the Company and its subsidiaries for the fiscal years ended December 31, 2011, 2012 and 2013 included or incorporated by reference in the Preliminary Prospectus and the Prospectus are derived from reports that have been prepared by the independent petroleum consulting firm as set forth therein, such reserve estimates fairly reflect the oil and gas reserves of the Company and its subsidiaries at the dates indicated therein and are in accordance, in all material respects, with the Commission guidelines applied on a consistent basis throughout the periods involved.

(tt)   *Independent Reserve Engineering Firm*. DeGolyer and MacNaughton have represented to the Company that they are, and the Company believes them to be, independent reserve engineers with respect to the Company and its subsidiaries and for the periods set forth in the Preliminary Prospectus and the Prospectus.

4.   Further Agreements of the Company and the Guarantors. The Company and each of the Guarantors jointly and severally covenant and agree with each Underwriter that:

(a)   *Required Filings*. The Company will file the final Prospectus with the Commission within the time periods specified by Rule 424(b) and Rule 430A or 430B under the Securities Act; will file any Issuer Free Writing Prospectus (including the Term Sheet in the form of Annex C hereto) to the extent required by Rule 433 under the Securities Act; and will file, within the time periods required under the Exchange Act, all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities; and the Company will furnish copies of the Prospectus and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriters in New York City prior to 10:00 A.M., New York City time, on the business day next succeeding the date of this Agreement in such quantities as the Representative may reasonably request. The Company has paid or will pay the registration fees for this offering within the time period required by Rule 456(b)(1)(i) under the Securities Act (without giving effect to the proviso therein) and in any event prior to the Closing Date.

(b)   *Delivery of Copies*. The Company will deliver, without charge, (i) to the Representative, two copies of the Registration Statement with fax signatures as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith; and (ii) to each Underwriter (A) a conformed copy of the Registration Statement as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith and (B) during the Prospectus Delivery Period (as defined below), as many copies of the Prospectus (including all amendments and supplements thereto and documents incorporated by reference therein) and each Issuer Free Writing Prospectus as the Representative may reasonably request. As used herein, the term "Prospectus Delivery Period" means such period of time after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriters a prospectus relating to the Securities is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Securities by any Underwriter or dealer.

(c)   *Amendments or Supplements; Issuer Free Writing Prospectuses*. Before making, preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement or the Prospectus, the Company will furnish to the Representative and counsel for the Underwriters a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not make, prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Representative reasonably objects.

(d)   *Notice to the Representative*. The Company will advise the Representative promptly, and confirm such advice in writing, (i) when the Registration Statement has been filed; (ii) when any amendment to the Registration Statement has been filed or becomes effective; (iii) when any supplement to the Prospectus or any amendment to the Prospectus or any Issuer Free Writing Prospectus has been filed; (iv) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information; (v) of the issuance by the Commission of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus or the Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (vi) of the occurrence of any event within the Prospectus Delivery Period as a result of which the Prospectus, the Time of Sale Information or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Time of Sale Information or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; (vii) of the receipt by the Company of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act; and (viii) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its reasonable best efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus or the Prospectus or suspending any such qualification of the Securities and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(e) *Time of Sale Information.* If at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which any of the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it is necessary to amend or supplement the Time of Sale Information to comply with law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission (to the extent required) and furnish to the Underwriters and to such dealers as the Representative may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will not, in the light of the circumstances under which they were made, be misleading or so that any of the Time of Sale Information will comply with law.

(f) *Ongoing Compliance.* If during the Prospectus Delivery Period (i) any event shall occur or condition shall exist as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Prospectus to comply with law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission and furnish to the Underwriters and to such dealers as the Representative may designate, such amendments or supplements to the Prospectus as may be necessary so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus will comply with law.

(g) *Blue Sky Compliance.* The Company will qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representative shall reasonably request and will continue such qualifications in effect so long as required for distribution of the Securities; provided that neither the Company nor any of the Guarantors shall be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(h) *Earning Statement.* The Company will make generally available to its security holders and the Representative as soon as practicable an earning statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the "effective date" (as defined in Rule 158) of the Registration Statement.

(i) *Clear Market.* During the period from the date hereof through and including the date that is 90 days after the date hereof, the Company and each of the Guarantors will not, without the prior written consent of the Representative, offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by the Company or any of the Guarantors and having a tenor of more than one year.

(j) *Use of Proceeds.* The Company will apply the net proceeds from the sale of the Securities as described in the Registration Statement, the Time of Sale Information and the Prospectus under the heading "Use of Proceeds."

(k) *No Stabilization.* Neither the Company nor any of the Guarantors will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(l) *Legending and Record Retention*. The Company will, pursuant to reasonable procedures developed in good faith, comply with legending requirements applicable to Issuer Free Writing Prospectuses and retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with the Securities Act.

5. Certain Agreements of the Underwriters.   Each Underwriter hereby represents and agrees that

(a) It has not used and will not use, authorize use of, refer to, create, or participate in the planning for use of, any "free writing prospectus", as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Company and not incorporated by reference into the Registration Statement and any press release issued by the Company); *provided however*, that it may create, use, authorize use of, refer to, or participate in the planning for use of (i) a free writing prospectus that, solely as a result of use by such Underwriter, would not trigger an obligation to file such free writing prospectus with the Commission pursuant to Rule 433, (ii) any Issuer Free Writing Prospectus listed on Annex B or prepared pursuant to Section 3(c) or Section 4(c) above (including any electronic road show, if the contents therein have been prepared by, or approved in advance by, the Company), or (iii) any free writing prospectus prepared by such Underwriter and approved by the Company in advance in writing (each such free writing prospectus referred to in clause (i) or (iii), an "Underwriter Free Writing Prospectus"). Notwithstanding the foregoing, the Underwriters may use a term sheet substantially in the form of Annex C hereto without the consent of the Company.

(b)   It will, pursuant to reasonable procedures developed in good faith, comply with any legending requirements applicable to each free writing prospectus used or referred to by it in accordance with the Securities Act.

(c)   It is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering (and will promptly notify the Company if any such proceeding against it is initiated during the Prospectus Delivery Period).

6.   Conditions of the Underwriters' Obligations. The obligation of each Underwriter to purchase Securities on the Closing Date as provided herein is subject to the performance by the Company and each of the Guarantors of their respective covenants and other obligations hereunder and to the following additional conditions:

(a)   *Registration Compliance; No Stop Order.* No order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose, pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 4(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representative.

(b)   *Representations and Warranties.* The representations and warranties of the Company and the Guarantors contained herein shall be true and correct on the date hereof and on and as of the Closing Date; and the statements of the Company, the Guarantors and their respective officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

(c)   *No Downgrade.* Subsequent to the earlier of (A) the Time of Sale and (B) the execution and delivery of this Agreement, (i) no downgrading shall have occurred in the rating accorded the Securities or any other debt securities or preferred stock of or guaranteed by the Company, any of the Guarantors or any of their respective subsidiaries by any "nationally recognized statistical rating organization", as such term is defined under Section 3(a)(62) of the Exchange Act and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities or of any other debt securities or preferred stock of or guaranteed by the Company, any of the Guarantors or any of their respective subsidiaries (other than an announcement with positive implications of a possible upgrading).

(d)   *No Material Adverse Change.* No event or condition of a type described in Section 3(g) hereof shall have occurred or shall exist, which event or condition is not described in the Time of Sale Information (excluding any amendment or supplement thereto) and the Prospectus (excluding any amendment or supplement thereto) and the effect of which in the reasonable judgment of the Representative makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectus.

(e)   *Officer's Certificate.* The Representative shall have received on and as of the Closing Date a certificate of an executive officer of the Company and of each Guarantor who has specific knowledge of the Company's or such Guarantor's financial matters and is satisfactory to the Representative (i) confirming that such officer has carefully reviewed the Registration Statement, the Time of Sale Information and the Prospectus and, to the best knowledge of such officer, the representations set forth in Sections 3(b) and 3(d) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company and the Guarantors in this Agreement are true and correct and that the Company and the Guarantors have complied with all agreements and satisfied all conditions on their part to be performed or satisfied hereunder at or prior to the Closing Date and (iii) to the effect set forth in paragraphs (a), (c) and (d) above.

(f)   *Comfort Letters.* On the date of this Agreement and on the Closing Date, PwC shall have furnished to the Representative, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representative, containing statements and information of the type customarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus; provided that the letter delivered on the Closing Date shall use a "cut-off" date no more than three business days prior to the Closing Date.

(g)   *Opinion and 10b-5 Statement of Counsel for the Company.* Baker & Hostetler LLP, counsel for the Company, shall have furnished to the Representative, at the request of the Company, their written opinion and 10b-5 Statement, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex A hereto.

(h)   *Opinion and 10b-5 Statement of Counsel for the Underwriters.* The Representative shall have received on and as of the Closing Date an opinion and 10b-5 Statement of Simpson Thacher & Bartlett LLP, counsel for the Underwriters, with respect to such matters as the Representative may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(i)   *No Legal Impediment to Issuance.* No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Securities or the issuance of the Guarantees; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Securities or the issuance of the Guarantees.

(j)   *Good Standing.* The Representative shall have received on and as of the Closing Date satisfactory evidence of the good standing of the Company and its subsidiaries in their respective jurisdictions of organization and their good standing in such other jurisdictions as the Representative may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(k)   *Additional Documents.* On or prior to the Closing Date, the Company and the Guarantors shall have furnished to the Representative such further certificates and documents as the Representative may reasonably request.

(l)   *Reserve Report Confirmation Letters*. On the date of this Agreement and on the Closing Date, DeGolyer and MacNaughton shall have furnished to the Representative, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representative, containing statements and information with respect to the oil and gas reserves of the Company and its subsidiaries as reported in letters to the Company.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

7.   Indemnification and Contribution.

(a)   *Indemnification of the Underwriters.* The Company and each of the Guarantors jointly and severally agree to indemnify and hold harmless each Underwriter, its affiliates, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information, or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each of clauses (i) and (ii) except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representative for use therein.

(b)   *Indemnification of the Company and the Guarantors.* Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, each of the Guarantors, each of their respective directors, each of their respective officers who signed the Registration Statement and each person, if any, who controls the Company or any of the Guarantors within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter furnished to the Company in writing by such Underwriter through the Representative expressly for use in the Registration Statement, the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information, it being understood and agreed that the only such information consists of the following: the fourth and sixth paragraphs under the table of Underwriters in the section entitled "Underwriting" in the Prospectus and the following information in the Issuer Free Writing Prospectus dated April 16, 2014: the final sentence of the first paragraph of the legend in the final pricing term sheet for the Securities.

(c)   *Notice and Procedures.* If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the "Indemnified Person") shall promptly notify the person against whom such indemnification may be sought (the "Indemnifying Person") in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under paragraph (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under paragraph (a) or (b) above. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person and any others entitled to indemnification pursuant to paragraphs (a) and (b) above that the Indemnifying Party may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by Wells Fargo Securities, LLC and any such separate firm for the Company, each of the Guarantors, each of their respective directors, each of their respective officers who signed the Registration Statement and any control persons of the Company and the Guarantors shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d)   *Contribution.* If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantors, on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company and the Guarantors, on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Guarantors, on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Securities and the total underwriting discounts and commissions received by the Underwriters in connection therewith, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate offering price of the Securities. The relative fault of the Company and the Guarantors, on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or any Guarantor or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. For purposes of this Section 7, each affiliate, director and officer of each Underwriter and each person, if any, who controls such Underwriter within the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company or any Guarantor, each officer of the Company or any Guarantor who signed the Registration Statement, and each person, if any, who controls the Company or any Guarantor with the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as the Company and the Guarantors.

(e)   *Limitation on Liability.* The Company and the Guarantors and the Underwriters agree that it would not be just and equitable if contribution pursuant to paragraph (d) above were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of paragraph (e), in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the offering of the Securities exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute pursuant to paragraph (d) above are several in proportion to their respective purchase obligations hereunder and not joint.

(f)   *Non-Exclusive Remedies.* The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

8.   Effectiveness of Agreement. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

9.   Termination. This Agreement may be terminated in the absolute discretion of the Representative, by notice to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on the New York Stock Exchange or the over-the-counter market; (ii) trading of any securities issued or guaranteed by the Company or any of the Guarantors shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Representative, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectus.

10.   Defaulting Underwriter. (a) If, on the Closing Date, any Underwriter defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Company on the terms contained in this Agreement. If, within

36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Underwriters to purchase such Securities on such terms. If other persons become obligated or agree to purchase the Securities of a defaulting Underwriter, either the non‑defaulting Underwriters or the Company may postpone the Closing Date for up to five full business days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Underwriters may be necessary in the Registration Statement and the Prospectus or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement and the Prospectus that effects any such changes. As used in this Agreement, the term "Underwriter" includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 10, purchases Securities that a defaulting Underwriter agreed but failed to purchase.

(b)   If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities, then the Company shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Securities that such Underwriter agreed to purchase hereunder plus such Underwriter's pro rata share (based on the principal amount of Securities that such Underwriter agreed to purchase hereunder) of the Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

(c)   If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 10 shall be without liability on the part of the Company, except that the Company will continue to be liable for the payment of expenses as set forth in Section 11 hereof and except that the provisions of Section 7 hereof shall not terminate and shall remain in effect.

(d)   Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company or any non-defaulting Underwriter for damages caused by its default.

11.   Payment of Expenses. (a) Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company and each of the Guarantors jointly and severally agree to pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in that connection; (ii) the costs incident to the preparation, printing and filing under the Securities Act of the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus, any Time of Sale Information and the Prospectus (including all exhibits, amendments and supplements thereto) and the distribution thereof; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) the fees and expenses of the Company's and the Guarantors' counsel and independent accountants and independent reserve engineers; (v) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Representative may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Underwriters); (vi) any fees charged by rating agencies for rating the Securities; (vii) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties); (viii) all expenses and application fees incurred in connection with any filing with, and clearance of the offering by, the Financial Industry Regulatory Authority, Inc.; and (ix) all expenses incurred by the Company in connection with any "road show" presentation to potential investors.

(b)   If (i) this Agreement is terminated pursuant to Section 9, (ii) the Company for any reason fails to tender the Securities for delivery to the Underwriters or (iii) the Underwriters decline to purchase the Securities for any reason permitted under this Agreement, the Company and the Guarantors jointly and severally agree to reimburse the Underwriters for all out-of-pocket costs and expenses (including the fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with this Agreement and the offering contemplated hereby.

12.   Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to herein, and the affiliates of each Underwriter referred to in Section 7 hereof. Nothing in this Agreement is intended or shall be

construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Securities from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

13.   Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company, the Guarantors and the Underwriters contained in this Agreement or made by or on behalf of the Company, the Guarantors or the Underwriters pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company, the Guarantors or the Underwriters.

14.   Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term "affiliate" has the meaning set forth in Rule 405 under the Securities Act; (b) the term "business day" means any day other than a day on which banks are permitted or required to be closed in New York City; and (c) the term "subsidiary" has the meaning set forth in Rule 405 under the Securities Act.

15.   Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Initial Purchasers are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Initial Purchasers to properly identify their respective clients.

16.   Miscellaneous. (a) *Authority of the Representative.* Any action by the Underwriters hereunder may be taken by Wells Fargo Securities, LLC on behalf of the Underwriters, and any such action taken by Wells Fargo Securities, LLC shall be binding upon the Underwriters.

(b)   *Notices.* All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to the Underwriters shall be given to the Representative c/o Wells Fargo Securities, LLC, 550 South Tryon Street, 6th Floor, Charlotte, North Carolina 28202 (fax: 704-383-0353 with such fax to be confirmed by telephone to (704) 410-1014); Attention: Capital Markets Counsel. Notices to the Company and the Guarantors shall be given to them at Denbury Resources Inc., 5320 Legacy Avenue, Plano, Texas 75024, (fax: 972-673-2051); Attention: Phil Rykhoek.

(c)   *Governing Law.* This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(d)   *Waiver of Jury Trial*. Each of the parties hereto hereby waives any right to trial by jury in any suit or proceeding arising out of or relating to this Agreement.

(e)   *Counterparts.* This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

(f)   *Amendments or Waivers.* No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(g)   *Headings.* The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

DENBURY RESOURCES INC.

By	/s/ Mark C. Allen
Name	Mark C. Allen
Title	Senior Vice President and Chief Financial Officer

SUBSIDIARY GUARANTORS:

DENBURY AIR, LLC
DENBURY GATHERING & MARKETING, INC.
DENBURY GREEN PIPELINE-TEXAS, LLC
DENBURY GULF COAST PIPELINES, LLC
DENBURY HOLDINGS, INC.
DENBURY ONSHORE, LLC
DENBURY OPERATING COMPANY
DENBURY PIPELINE HOLDINGS, LLC
GREENCORE PIPELINE COMPANY LLC

By	/s/ Mark C. Allen
Name	Mark C. Allen
Title	Senior Vice President and Chief Financial Officer

Accepted: April 16, 2014

WELLS FARGO SECURITIES, LLC

By   /s/ Jeff Gore
           _____
             Authorized Signatory

  For itself and on behalf of the
  several Underwriters listed
  in Schedule 1 hereto.

Underwriter	Principal Amount of Securities	
Wells Fargo Securities, LLC	$	312,500,000
Credit Suisse Securities (USA) LLC		131,250,000
J.P. Morgan Securities LLC		131,250,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		131,250,000
Credit Agricole Securities (USA) Inc.		87,500,000
RBC Capital Markets, LLC		87,500,000
BBVA Securities Inc.		37,500,000
CIBC World Markets Corp.		37,500,000
Comerica Securities, Inc.		37,500,000
Capital One Securities, Inc.		37,500,000
Mitsubishi UFJ Securities (USA), Inc.		37,500,000
Scotia Capital (USA) Inc.		37,500,000
UBS Securities LLC		37,500,000
ING Financial Markets LLC		18,750,000
Santander Investment Securities Inc.		18,750,000
SunTrust Robinson Humphrey, Inc.		18,750,000
Fifth Third Securities, Inc.		12,500,000
KeyBanc Capital Markets Inc.		12,500,000
SMBC Nikko Securities America, Inc.		12,500,000
U.S. Bancorp Investments, Inc.		12,500,000
Total	$	1,250,000,000

Guarantors	State of Incorporation or Organization
DENBURY AIR, LLC	Delaware
DENBURY GATHERING & MARKETING, INC.	Delaware
DENBURY GREEN PIPELINE-TEXAS, LLC	Delaware
DENBURY GULF COAST PIPELINES, LLC	Delaware
DENBURY HOLDINGS, INC.	Delaware
DENBURY ONSHORE, LLC	Delaware
DENBURY OPERATING COMPANY	Delaware
DENBURY PIPELINE HOLDINGS, LLC	Delaware
GREENCORE PIPELINE COMPANY LLC	Delaware

Form of Opinion of Baker & Hostetler LLP

(a)   The Registration Statement is an "automatic shelf registration statement" as defined under Rule 405 of the Securities Act that has been filed with the Commission not earlier than three years prior to the date of the Underwriting Agreement and the Indenture was qualified under the Trust Indenture Act of 1939 as of the date and time specified in such opinion; each of the Preliminary Prospectus and the Prospectus was filed with the Commission pursuant to the subparagraph of Rule 424(b) under the Securities Act specified in such opinion on the date specified therein; and no order suspending the effectiveness of the Registration Statement has been issued, no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or in connection with the offering is pending or, to the best knowledge of such counsel, threatened by the Commission.

(b)   The Registration Statement and the Preliminary Prospectus included in the Time of Sale Information and the Prospectus (other than the financial statements or notes thereto or other financial, statistical, accounting or reserve data, schedules or similar matters contained in the Registration Statement, the Preliminary Prospectus included in the Time of Sale Information and the Prospectus, as to which such counsel need express no opinion) comply as to form in all material respects with the requirements of the Securities Act; and the Indenture complies as to form in all material respects with the requirements of the Trust Indenture Act.

(c)   The Company, the Guarantors and each of their respective subsidiaries have been duly incorporated or formed, as applicable, and are validly existing and in good standing under the laws of their respective jurisdictions of incorporation or formation, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have the corporate or limited liability company (as applicable) power and authority to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.

(d)   The Company has an authorized capitalization as set forth in the Registration Statement, the Time of Sale Information and the Prospectus and all the outstanding shares of capital stock or other equity interests of each subsidiary of the Company and the Guarantors have been duly and validly authorized and issued, are fully paid and non-assessable (except for general partner interests).

(e)   The Company and each of the Guarantors have the corporate or limited liability company (as applicable) power and authority to execute and deliver each of the Transaction Documents to which any of them is a party and to perform their respective obligations thereunder; and all action required to be taken by the Company and each of the Guarantors for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(f)   The Indenture has been duly authorized, executed and delivered by the Company and each of the Guarantors and, assuming due authorization, execution and delivery thereof by the Trustee, constitutes a valid and legally binding agreement of the Company and each of the Guarantors enforceable against the Company and each of the Guarantors in accordance with its terms, subject to the Enforceability Exceptions.

(g)   The Securities have been duly authorized, executed and delivered by the Company and, when duly authenticated as provided in the Indenture and paid for as provided in the Underwriting Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture; and the Guarantees have been duly authorized by each of the Guarantors and, when the Securities have been duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided in the Underwriting Agreement, will be valid and legally binding obligations of each of the Guarantors, enforceable against each of the Guarantors in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(h)   The Underwriting Agreement has been duly authorized, executed and delivered by the Company and each of the Guarantors.

(I)	Each Transaction Document conforms in all material respects to the description thereof contained in the Registration Statement, the Time of Sale Information and the Prospectus.

(j)	The execution, delivery and performance by the Company and each of the Guarantors of each of the Transaction Documents to which they are a party, the issuance and sale of the Securities, the issuance of the Guarantees by the Guarantors and compliance by the Company and each of the Guarantors with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (i) any provision of law applicable to the Company or any of the Guarantors, (ii) the articles or certificate of incorporation or articles of organization, bylaws or operating agreement, or other charter documents of the Company or any of the Guarantors, or (iii) any agreement or other instrument listed and filed as an exhibit to an Exchange Act report or, to our knowledge, any judgment, order or decree to which the Company or any of the Guarantors are subject of any governmental body, agency or court having jurisdiction over the Company or any of the Guarantors, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, have a Material Adverse Effect.

(k)	No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company and each of the Guarantors of each of the Transaction Documents to which they are a party, the issuance and sale of the Securities, the issuance of the Guarantees by the Guarantors and compliance by the Company and each of the Guarantors with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents, except for the registration of the Securities and the Guarantees under the Securities Act, the qualification of the Indenture and the Trustee under the Trust Indenture Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and distribution of the Securities by the Underwriters.

(l)	To the best knowledge of such counsel, except as described in the Registration Statement, the Time of Sale Information and the Prospectus, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company, the Guarantors or any of their respective subsidiaries is or may be a party or to which any property of the Company, the Guarantors or any of their respective subsidiaries is or may be the subject which, individually or in the aggregate, if determined adversely to the Company, the Guarantors or any of their respective subsidiaries, could reasonably be expected to have a Material Adverse Effect; and no such investigations, actions, suits or proceedings are threatened or, to the best knowledge of such counsel, contemplated by any governmental or regulatory authority or threatened by others.

(m)	The statements or descriptions included or incorporated by reference in the Preliminary Prospectus and the Prospectus under the headings "Summary—The offering," "Risk factors—We are subject to complex federal, state and local laws and regulations, including environmental laws, that could adversely affect our business," "Risk factors—A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims," "Description of the Notes, " and "Material U.S. Federal Income Tax Considerations," and in the Company's 2013 Annual Report on Form 10-K under the captions "Item 1. Business - Federal and State Regulations" and "Item 3. Legal Proceedings," only insofar as such statements constitute summaries of the legal matters, documents and proceedings referred to therein, fairly present the information called for with respect to such legal matters, documents and proceedings and fairly summarize the legal matters, documents or proceedings referred to therein. To the best knowledge of such counsel, (A) there are no current or pending legal, governmental or regulatory actions, suits or proceedings that are required under the Securities Act to be described in the Registration Statement or the Prospectus and that are not so described in the Registration Statement, the Time of Sale Information and the Prospectus and (B) there are no statutes, regulations or contracts and other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement or described in the Registration Statement or the Prospectus and that have not been so filed as exhibits to the Registration Statement or described in the Registration Statement, the Time of Sale Information and the Prospectus.

(n)	The Company and each of the Guarantors is not and, after giving effect to the offer and sale of the Securities and the application of the proceeds thereof as described in the Registration Statement, the Time of Sale Information and the Prospectus, will not be an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act.

(o)   The documents incorporated by reference in the Time of Sale Information and the Prospectus or any further amendment or supplement thereto made by the Company prior to the Closing Date (other than the financial statements or notes thereto or other financial, statistical, accounting or reserve data, schedules or similar matters contained in the Registration Statement, the Time of Sale Information and the Prospectus, as to which such counsel need express no opinion), when they were filed with the Commission, complied as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission thereunder; and such counsel has no reason to believe that any of such documents, when such documents were so filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such documents were so filed, not misleading.

(p)   Neither the issuance, sale and delivery of the Securities nor the application of the proceeds thereof by the Company as described in the Prospectus will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

Such counsel shall also state that they have participated in conferences with representatives of the Company, representatives of the independent accountants and independent reserve engineers of the Company, at which conferences the contents of the Registration Statement, the Time of Sale Information and the Prospectus and any amendment and supplement thereto and related matters were discussed and, although such counsel assume no responsibility for, and have not verified, the accuracy, completeness or fairness of the Registration Statement, the Time of Sale Information, the Prospectus and any amendment or supplement thereto (except as expressly provided in paragraph (m) of this opinion), and, on the basis of the foregoing (relying as to materiality, in part, on facts and opinions provided by officers and other representatives of the Company) nothing has come to the attention of such counsel to cause such counsel to believe that the Registration Statement, at the time of its effective date (including the information, if any, deemed pursuant to Rule 430A or 430B to be part of the Registration Statement at the time of effectiveness), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, that the Time of Sale Information, at the Time of Sale (which such counsel may assume to be the date of the Underwriting Agreement) contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or that the Prospectus or any amendment or supplement thereto as of its date and the Closing Date contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the matters covered in this paragraph do not speak to, and such counsel expresses no belief as to, financial statements or notes thereto or other financial, statistical, accounting or reserve data, schedules or similar matters contained in the Registration Statement, the Time of Sale Information or the Prospectus.

In rendering such opinion, such counsel may rely as to matters of fact on certificates of responsible officers of the Company and the Guarantors and public officials that are furnished to the Underwriters.

The opinion of Baker & Hostetler LLP described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

Time of Sale Information

      1.   Final pricing term sheet relating to the Securities substantially in the form of Annex C attached hereto.

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-195305
April 16, 2014

Denbury Resources Inc.

Pricing Term Sheet

Issuer:	Denbury Resources Inc.
Security Description:	Senior Subordinated Notes
Distribution:	SEC Registered
Aggregate Principal Amount:	$1,250,000,000
Gross Proceeds:	$1,250,000,000
Net Proceeds (Before Expenses):	$1,234,375,000
Coupon:	5.500%
Maturity:	May 1, 2022
Offering Price:	100% of face amount, plus accrued interest, if any from April 30, 2014
Yield to Maturity:	5.500%
Interest Payment Dates:	May 1 and November 1, commencing November 1, 2014
Optional Redemption:	Make-whole call at T+50 until May 1, 2017
	On or after May 1, 2017: 104.125% On or after May 1, 2018: 102.750% On or after May 1, 2019: 101.375% On or after May 1, 2020 and thereafter: 100%
Equity Clawback:	Prior to May 1, 2017, up to 35% may be redeemed at 105.500%
Change of Control:	Putable at 101% of principal plus accrued and unpaid interest
Trade Date:	April 16, 2014

Settlement:	T+9; April 30, 2014
CUSIP:	247916AD1
ISIN:	US247916AD13
Ranking:	Senior subordinated unsecured obligations of issuer
Denominations:	2,000x1,000
Book-Running Managers:	Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Agricole Securities (USA) Inc. RBC Capital Markets, LLC
Co-Managers:	BBVA Securities Inc. CIBC World Markets Corp. Comerica Securities, Inc. Capital One Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. UBS Securities LLC ING Financial Markets LLC Santander Investment Securities Inc. SunTrust Robinson Humphrey, Inc. Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

CHANGES TO THE PRELIMINARY PROSPECTUS

Increase in principal amount offered

The issuer has increased the size of the offering such that the principal amount of the notes offered has increased from $1.1 billion aggregate principal amount to $1.25 billion aggregate principal amount.

The issuer estimates that the net proceeds from this offering, after deducting underwriters discounts and offering fees and expenses, will be approximately $1.2 billion. Incremental proceeds will be used to complete the repurchase of the issuer's 2020 Notes as described in the preliminary prospectus, with any remaining net proceeds used to reduce borrowings under the issuer's revolving credit facility, or for general corporate purposes.

Affiliates of certain of the underwriters are lenders under the issuer's revolving credit facility and will receive their pro rata share of any incremental net proceeds used to repay such revolving credit facility.

As of March 31, 2014, on an as adjusted basis to reflect the completion of the offering and the use of the incremental net proceeds from the upsized offering to fund the tender offer for the 2020 Notes and to repay borrowings under the issuer's revolving credit facility, the issuer would have had $463.7 million of borrowings outstanding and $11.7 million of outstanding letters of credit under its $1.6 billion bank credit facility, leaving the issuer with approximately $1.1 billion of remaining borrowing capacity.

Capitalization

As of December 31, 2013, on an as adjusted basis to reflect the completion of the offering and the use of the incremental net proceeds from the upsized offering to fund the tender offer for the 2020 Notes and to repay borrowings under the issuer's revolving credit facility:

- the issuer's cash and cash equivalents would have been $12.2 million;

- the issuer's total long-term debt would have been $3.4 billion; and

- the issuer's total capitalization would have been $8.7 billion.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC at 550 South Tryon Street, 7th Floor, Charlotte, North Carolina 28202, Attention: Client Support or by email at cmclientsupport@wellsfargo.com or by calling 1-800-326-5897.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

Exhibit 10.1

TWELFTH AMENDMENT TO CREDIT AGREEMENT

This Twelfth Amendment to Credit Agreement (this "**Twelfth Amendment**") is entered into as of April 15, 2014 (the "**Twelfth Amendment Effective Date**"), by and among Denbury Resources Inc., a Delaware corporation ("**Borrower**"), JPMorgan Chase Bank, N.A., as Administrative Agent ("**Administrative Agent**"), and the financial institutions parties hereto as Banks (hereinafter collectively referred to as "**Executing Banks**", and each individually, an "**Executing Bank**").

W I T N E S S E T H

WHEREAS, Borrower, Administrative Agent, the other agents party thereto and Banks are parties to that certain Credit Agreement dated as of March 9, 2010 (as amended, supplemented or otherwise modified from time to time, the "**Credit Agreement**") (unless otherwise defined herein, all terms used herein with their initial letter capitalized shall have the meaning given such terms in the Credit Agreement, including, to the extent applicable, after giving effect to the amendments set forth in Section 1 of this Twelfth Amendment);

WHEREAS, pursuant to the Credit Agreement, Banks have made a Revolving Loan to Borrower and provided certain other credit accommodations to Borrower;

WHEREAS, Borrower has requested that Banks amend certain provisions contained in the Credit Agreement as more specifically provided for herein; and

WHEREAS, subject to and upon the terms and conditions set forth herein, Executing Banks have agreed to Borrower's request and to enter into this Twelfth Amendment;

NOW THEREFORE, for and in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, Borrower, Administrative Agent and Executing Banks hereby agree as follows:

Section 1.   **Amendments to Credit Agreement**. In reliance on the representations, warranties, covenants and agreements contained in this Twelfth Amendment, and subject to the satisfaction or waiver of the conditions precedent set forth in Section 2 hereof, the Credit Agreement shall be amended effective as of the Twelfth Amendment Effective Date in the manner provided in this Section 1.

1.1   **Additional Definition**. Section 1.1 of the Credit Agreement shall be amended to add thereto in alphabetical order the following definition, which shall read in full as follows:

"**Twelfth Amendment**" means that certain Twelfth Amendment to Credit Agreement dated as of April 15, 2014 among Borrower, Administrative Agent and Banks party thereto.

1.2   **Amendment to Definition**. The definition of "**Loan Papers**" contained in Section 1.1 of the Credit Agreement shall be amended and restated to read in full as follows:

"**Loan Papers**" means this Agreement, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment, the Ninth Amendment, the Tenth Amendment, the Eleventh Amendment, the Twelfth Amendment, the Notes, each Facility Guarantee which may now or hereafter be executed, each Borrower Pledge Agreement which may now or hereafter be executed, each Subsidiary Pledge Agreement which may now or hereafter be executed, all Mortgages now or at any time hereafter delivered pursuant to Section 5.1, and all other certificates, documents or instruments delivered in connection with this Agreement, as the foregoing may be amended from time to time.

1.3   **Amendment to Section 2.13 of the Credit Agreement**. Section 2.13 of the Credit Agreement shall be amended and restated in its entirety to read in full as follows:

Section 2.13 **Automatic Reduction of Borrowing Base**. Simultaneously with the issuance or incurrence by any Credit Party of Additional Permitted Subordinate Debt (other than Refinancing Debt) in accordance with Section 9.1(a)(ii)(A) that occurs after the effectiveness of the Scheduled Redetermination to occur on or about May 1, 2014, the Borrowing Base shall be automatically reduced, without the need for any additional approval by Administrative Agent or Banks, by an amount equal to twenty-five percent (25%) of the principal amount of such Additional Permitted Subordinate Debt (other than Refinancing Debt) issued or incurred; provided, that Borrower shall notify Administrative Agent at least five (5) Domestic Business Days in advance of any such issuance or incurrence of Additional Permitted Subordinate Debt (other than Refinancing Debt). Promptly following any such reduction in the Borrowing Base, Administrative Agent shall notify Borrower and Banks of the amount of the Borrowing Base as reduced, which Borrowing Base shall remain in effect for all purposes of this Agreement until the next Redetermination of the Borrowing Base in accordance with Article IV or any additional reduction of the Borrowing Base in accordance with this Section 2.13.

1.4 **Amendment to Section 9.1(a)(ii)(A) of the Credit Agreement.** Section 9.1(a)(ii)(A) of the Credit Agreement shall be amended and restated in its entirety to read in full as follows:

"(A) Additional Permitted Subordinate Debt (other than Refinancing Debt) may not exceed an aggregate principal amount outstanding at any one time of $1,150,000,000, and contemporaneously with any issuance or incurrence of any such Additional Permitted Subordinated Debt (other than Refinancing Debt) by any Credit Party after the effectiveness of the Scheduled Redetermination to occur on or about May 1, 2014 (1) the Borrowing Base shall be automatically reduced pursuant to and in accordance with Section 2.13 and (2) Borrower shall make any mandatory prepayment required by with Section 2.6(b), if applicable.

1.5 **Amendment to Section 9.1(d)(ii)(B) of the Credit Agreement.** The reference to $650,000,000 set forth in Section 9.1(d)(ii)(B) of the Credit Agreement is deleted and replaced with a reference to $1,150,000,000.

Section 2. **Conditions Precedent to Amendment**. Subject to the satisfaction (or waiver) of the following conditions, the amendments to the Credit Agreement contained in Section 1 hereof shall each be effective on the Twelfth Amendment Effective Date:

2.1 **Counterparts**. Administrative Agent shall have received counterparts hereof duly executed by Borrower and Majority Banks and acknowledged by each Restricted Subsidiary (or, in the case of any party as to which an executed counterpart shall not have been received, telegraphic, electronic, telecopy, or other written confirmation from such party of execution of a counterpart hereof by such party).

2.2 **No Default; No Borrowing Base Deficiency**. No Default or Event of Default shall have occurred which is continuing, and no Borrowing Base Deficiency then exists.

2.3 **Other Documents**. Administrative Agent shall have been provided with such documents, instruments and agreements, and Borrower shall have taken such actions, in each case as Administrative Agent may reasonably require in connection with this Twelfth Amendment and the transactions contemplated hereby.

Section 3. **Representations and Warranties**. To induce Executing Banks and Administrative Agent to enter into this Twelfth Amendment, Borrower hereby represents and warrants to Banks and Administrative Agent as follows as of the Twelfth Amendment Effective Date:

3.1 **Reaffirm Existing Representations and Warranties**. Each representation and warranty of Borrower contained in the Credit Agreement and the other Loan Papers is true and correct in all material respects on the Twelfth Amendment Effective Date, except that any representation or warranty that is qualified by "material" or "Material Adverse Effect" references therein shall be true and correct in all respects.

3.2 **Due Authorization; No Conflict**. The execution, delivery and performance by Borrower of this Twelfth Amendment are within Borrower's corporate or organizational powers, have been duly authorized by all necessary action, require no action by or in respect of, or filing with, any governmental body, agency or official and do not violate or constitute a default under any provision of applicable law or any Material Agreement binding upon Borrower or any other Credit Party or result in the creation or imposition of any Lien upon any of the assets of Borrower or any other Credit Party other than Liens securing the Obligations.

3.3   **Validity and Enforceability**. This Twelfth Amendment constitutes the valid and binding obligation of Borrower enforceable in accordance with its terms, except as (a) the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditor's rights generally, and (b) the availability of equitable remedies may be limited by equitable principles of general application.

3.4   **No Defense**. Borrower acknowledges that Borrower has no defense to (a) Borrower's obligation to pay the Obligations when due, or (b) the validity, enforceability or binding effect against Borrower of the Credit Agreement or any of the other Loan Papers or any Liens intended to be created thereby.

Section 4.   **Miscellaneous**.

4.1   **No Waivers**. No failure or delay on the part of Administrative Agent or Banks to exercise any right or remedy under the Credit Agreement, any other Loan Papers or applicable law shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of any right or remedy, all of which are cumulative and may be exercised without notice except to the extent notice is expressly required (and has not been waived) under the Credit Agreement, the other Loan Papers and applicable law.

4.2   **Reaffirmation of Loan Papers**. Any and all of the terms and provisions of the Credit Agreement and the Loan Papers shall, except as amended and modified hereby, remain in full force and effect. The amendments contemplated hereby shall not limit or impair any Liens securing the Obligations, each of which are hereby ratified, affirmed and extended to secure the Obligations.

4.3   **Legal Expenses**. Borrower hereby agrees to pay on demand all reasonable fees and expenses of counsel to Administrative Agent incurred by Administrative Agent in connection with the preparation, negotiation and execution of this Twelfth Amendment and all related documents.

4.4   **Parties in Interest**. All of the terms and provisions of this Twelfth Amendment shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

4.5   **Counterparts**. This Twelfth Amendment may be executed in counterparts (including, without limitation, by electronic signature), and all parties need not execute the same counterpart; however, no party shall be bound by this Twelfth Amendment until Borrower, Majority Banks and each Restricted Subsidiary have executed a counterpart. Facsimiles and counterparts executed by electronic signature shall be effective as originals.

4.6   **Complete Agreement**. THIS TWELFTH AMENDMENT, THE CREDIT AGREEMENT AND THE OTHER LOAN PAPERS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR AMONG THE PARTIES.

4.7   **Headings**. The headings, captions and arrangements used in this Twelfth Amendment are, unless specified otherwise, for convenience only and shall not be deemed to limit, amplify or modify the terms of this Twelfth Amendment, nor affect the meaning thereof.

4.8   **Governing Law. THIS TWELFTH AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.**

IN WITNESS WHEREOF, the parties hereto have caused this Twelfth Amendment to be duly executed by their respective authorized officers effective as of the Twelfth Amendment Effective Date.

[Signature pages follow.]

DENBURY RESOURCES INC.,

a Delaware corporation

By: /s/ James S. Matthews
_____

James S. Matthews,

Vice President and General Counsel

Each of the undersigned (1) consent and agree to this Twelfth Amendment, and (2) agree that the Loan Papers to which it is a party shall remain in full force and effect and shall continue to be the legal, valid and binding obligation of such Person, enforceable against it in accordance with its terms.

DENBURY GATHERING & MARKETING, INC.,

a Delaware corporation

DENBURY HOLDINGS, INC.,

a Delaware corporation (f/k/a Denbury Encore Holdings Inc.)

DENBURY OPERATING COMPANY,

a Delaware corporation (f/k/a EAP Properties, Inc. and successor-by-merger to a previous "Denbury Operating Company")

DENBURY ONSHORE, LLC,

a Delaware limited liability company

DENBURY PIPELINE HOLDINGS, LLC,

a Delaware limited liability company

DENBURY GREEN PIPELINE-TEXAS, LLC,

a Delaware limited liability company

DENBURY GULF COAST PIPELINES, LLC,

a Delaware limited liability company

GREENCORE PIPELINE COMPANY LLC,

a Delaware limited liability company

DENBURY AIR, LLC,

a Delaware limited liability company (f/k/a EAP Operating, LLC)

By: /s/ James S. Matthews
_____

James S. Matthews,

Vice President and General Counsel

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent and a Bank

By: /s/ Mark E. Olson
             Mark E. Olson,
             Authorized Officer

BANK OF AMERICA, N.A.

By: /s/ Joseph Scott

Name: Joseph Scott
Title: Director

WELLS FARGO BANK, N.A.

By: /s/ Tom K. Martin
Name: Tom K. Martin
Title: Director

BANKS:

THE BANK OF NOVA SCOTIA

By: /s/ Terry Donovan
Name: Terry Donovan
Title: Managing Director

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

By: /s/ Michael Spaight
Name: Michael Spaight
Title: Authorized Signatory

By: /s/ Samuel Miller
Name: Samuel Miller
Title: Authorized Signatory

ROYAL BANK OF CANADA

By: /s/ Jay T. Sartain
Name: Jay T. Sartain
Title: Authorized Signatory

UBS AG, STAMFORD BRANCH

By: /s/ Jennifer Anderson
Name: Jennifer Anderson
Title: Associate Director

By: /s/ Lisa Murray
Name: Lisa Murray
Title: Associate Director

BANKS:

UNION BANK, N.A.

By: /s/ Brian Hawk
Name: Brian Hawk
Title: Assistant Vice President

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK (f/k/a CALYON NEW YORK BRANCH)

By: /s/ Michael Willis

Name: Michael Willis

Title: Managing Director

By: /s/ Mark Roche

Name: Mark Roche

Title: Managing Director

SANTANDER BANK, N.A.

By: /s/ Alex Lurye

Name: Alex Lurye

Title: Vice President

By   /s/ Jorge Saavedra

Name: Jorge Saavedra

Title: Director

COMPASS BANK

By: /s/ Umar Hassan

Name: Umar Hassan

Title: Vice President

BANKS:

CAPITAL ONE NATIONAL ASSOCIATION,
formerly known as Capital One, N.A.

By: /s/ Victor Ponce de León
Name: Victor Ponce de León
Title: Vice President

BANKS:

COMERICA BANK

By: /s/ John S. Lesilar
Name: John S. Lesilar
Title: Vice President

ING CAPITAL LLC

By: /s/ Juli Bieser

Name: Juli Bieser

Title: Director

By: /s/ Charles Hall

Name: Charles Hall

Title: Managing Director

SUNTRUST BANK

By: /s/ Shannon Juban

Name: Shannon Juban

Title: Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK BRANCH

By: /s/ Daria Mahoney

Name: Daria Mahoney

Title: Executive Director

By: /s/ Richard Antl

Name: Richard Antl

Title: Director

KEYBANK NATIONAL ASSOCIATION

By: /s/ John Dravenstott

Name: John Dravenstott
Title: Vice President

U.S. BANK NATIONAL ASSOCIATION

By: /s/ John C. Springer

Name: John C. Springer

Title: Vice President

SUMITOMO MITSUI BANKING CORPORATION

By: /s/ James D. Weinstein
Name: James D. Weinstein
Title: Managing Director

FIFTH THIRD BANK

By: /s/ Richard C. Butler
Name: Richard C. Butler
Title: Senior Vice President

GOLDMAN SACHS LENDING PARTNERS LLC

By: /s/ Michelle Latzoni

Name: Michelle Latzoni

Title: Authorized Signatory

Exhibit 99.1



DENBURY COMMENCES OFFER FOR 8¼% SENIOR SUBORDINATED NOTES DUE 2020

PLANO, TX – April 16, 2014 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced that it has commenced a cash tender offer to purchase any and all of its outstanding $996,273,000 aggregate principal amount of 8¼% senior subordinated notes due 2020 (the "Notes"), on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement, dated the date hereof (as it may be amended or supplemented from time to time, the "Statement"), and in the related Letter of Transmittal and Consent (as it may be amended or supplemented from time to time, the "Letter of Transmittal"). The tender offer is referred to herein as the "Offer." The Statement and Letter of Transmittal are referred to herein collectively as the "Offer Documents."

In conjunction with the Offer, and on the terms and subject to the conditions set forth in the Offer Documents, the Company is soliciting (the "Consent Solicitation") consents ("Consents") of holders of the Notes to, among other things, eliminate most of the restrictive covenants and certain events of default contained in the indenture governing the Notes. Holders that tender their Notes in the Offer will be considered to have validly delivered their Consents to the proposed amendments to the indenture governing the Notes.

The consent payment deadline is 5:00 p.m., New York City time, on April 29, 2014 (such time and date, as it may be extended, the "Consent Payment Deadline"), and the tender offer will expire at 11:59 p.m., New York City time, on May 13, 2014 (such time and date, as it may be extended, the "Expiration Time"), in each case unless earlier terminated by the Company. Notes tendered may be withdrawn and the related Consents revoked at any time at or before 5:00 p.m., New York City time, on April 29, 2014 (such time and date, as it may be extended, the Withdrawal Deadline) but not thereafter.

The total consideration for each $1,000 principal amount of Notes purchased pursuant to the Offer will be $1,101.58. The total consideration for the Notes includes a consent payment of $30 per $1,000 principal amount of the Notes payable only in respect of Notes tendered with Consents at or before the Consent Payment Deadline. Holders validly tendering Notes after the Consent Payment Deadline but at or before the Expiration Time will be eligible to receive only the tender offer consideration of $1,071.58 per $1,000 principal amount of the Notes. In addition, holders whose Notes are purchased in the tender offer will receive accrued and unpaid interest in respect of their purchased Notes from the last interest payment date to, but not including, the applicable payment date for the Notes. Tenders of Notes will be accepted only in principal amounts of $2,000 or integral multiples of $1,000 in excess thereof.

The Company's obligation to accept for purchase and to pay for Notes validly tendered and not withdrawn pursuant to the Offer is subject to the satisfaction or waiver, in the Company's discretion, of certain conditions, which are more fully described in the Statement, including, among others, the Company's receipt of Consents from the holders of at least a majority in principal amount of the outstanding Notes to the proposed amendments and the Company's receipt of aggregate proceeds (before underwriters' discounts, fees and other offer expenses) of at least $1.1 billion from an offering of new senior subordinated notes, on terms satisfactory to the Company. The complete terms and conditions of the Offer and the Consent Solicitation are set forth in the Offer Documents, which are being sent to the holders of Notes. Holders of Notes are urged to read the Offer Documents carefully.

The Company reserves the right, at any time following the Consent Payment Deadline but prior to the Expiration Time (the Early Acceptance Date), to accept for purchase all Notes validly tendered and not validly withdrawn before the Early Acceptance Date. If Denbury elects to exercise this option, Denbury will pay the Total Consideration for the Notes accepted for purchase promptly following the acceptance of such Notes (the date of such payment being the Early Payment Date). Denbury expects that the Early Payment Date will be April 30, 2014, subject to the satisfaction or waiver of all the conditions of the Offer and the Consent Solicitation.

Denbury has retained Wells Fargo Securities to serve as the Dealer Manager and Solicitation Agent in connection with the Offer and the Consent Solicitation. Any questions regarding the terms of the Offer and the Consent Solicitation may be directed to Wells Fargo Securities at (866) 309-6316 (toll free) or (704) 410-4760 (collect). Any questions regarding procedures for tendering Notes and delivering Consents or any request for additional copies of the Offer Documents should be directed to MacKenzie Partners, Inc., the Information Agent for the Offer, at (800) 322-2885 (toll free), (212) 929-5500 (collect), or tenderoffer@mackenziepartners.com.

The Offer and the Consent Solicitation are being made solely by means of the Offer Documents. Under no circumstances shall this news release constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other securities of the Company or of any other person, nor shall there be any offer or sale of any Notes or other securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This news release also is not a solicitation of Consents to the proposed amendments to the indenture and the Notes. No recommendation is made as to whether holders of the Notes should tender their Notes or give their Consents.

Denbury is a growing, dividend-paying, domestic oil and natural gas company. The Company's primary focus is on enhanced oil recovery utilizing carbon dioxide, and its operations are focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of acquired properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to tertiary recovery operations.

#   #   #

This news release, other than historical financial information, contains forward-looking statements that involve risks and uncertainties including risks and uncertainties detailed in Denbury's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on engineering, geological, financial and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and Denbury's future performance are both subject to a wide range of business risks, and there is no assurance that Denbury's goals and performance objectives can or will be realized. Actual results may vary materially. In addition, any forward-looking statements represent Denbury's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Phil Rykhoek, President and CEO, 972.673.2000
Mark Allen, Senior Vice President and CFO, 972.673.2000
Jack Collins, Executive Director, Finance and Investor Relations, 972.673.2028

INFORMATION AGENT CONTACT:
MacKenzie Partners, Inc.
Jeanne Carr, 212-929-5500
Toll Free: 800-322-2885
tenderoffer@mackenziepartners.com

Exhibit 99.2



DENBURY ANNOUNCES PRICING AND UPSIZING OF ITS SENIOR SUBORDINATED NOTES OFFERING

PLANO, TX – April 16, 2014 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced that it has priced its public offering of senior subordinated notes due May 2022 and increased the size of the offering from $1.1 billion to $1.25 billion aggregate principal amount of notes. The notes will bear interest at a rate of 5.5% and are being sold at 100% of the principal amount. Denbury expects the issuance and delivery of the senior subordinated notes to occur on April 30, 2014, subject to customary closing conditions.

The net proceeds from the offering will be used primarily to fund the repurchase of all $996.3 million aggregate outstanding principal amount of Denbury's 8¼% Senior Subordinated Notes due 2020 (2020 Notes), for which a tender offer and consent solicitation was announced earlier today (Tender Offer). To the extent the Company purchases less than all of the outstanding 2020 Notes in the Tender Offer or the Tender Offer is not consummated for any reason, pursuant to the make-whole provision in the indenture governing the 2020 Notes in connection with a satisfaction and discharge of such indenture, the Company intends to use the net proceeds from the offering to redeem the 2020 Notes not purchased in the Tender Offer. The remaining net proceeds from the offering will be used by Denbury to reduce borrowings under its bank credit facility and for general corporate purposes.

Wells Fargo Securities, BofA Merrill Lynch, Credit Suisse Securities, J.P. Morgan, Credit Agricole Securities, and RBC Capital Markets are acting as joint book-running managers for this senior subordinated notes offering. When available, a copy of the final prospectus for the offering may be obtained on the SEC's website at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus upon request to: Wells Fargo Securities at 550 South Tryon St., 7th Floor, Charlotte, NC 28202, Attn: Client Support or by email at cmclientsupport@wellsfargo.com or by calling (800) 326-5897; BofA Merrill Lynch at 222 Broadway, 11th Floor, New York, NY 10038, Attn: Prospectus Department or by email at dg.prospectus_requests@baml.com; Credit Suisse Securities at One Madison Avenue, New York, NY 10010, Attn: Prospectus Department or by calling (800) 221-1037 or by email at newyork.prospectus@credit-suisse.com; or J.P. Morgan c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling (866) 803-9204.

This news release is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. Such an offer can only be made by delivery of a prospectus that has been filed with the SEC. The Tender Offer announced today is being made pursuant to an Offer to Purchase and Consent Solicitation Statement, dated April 16, 2014, and related Letter of Transmittal and Consent. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the 2020 Notes.

Denbury is a growing, dividend-paying, domestic oil and natural gas company. The Company's primary focus is on enhanced oil recovery utilizing carbon dioxide, and its operations are focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of acquired properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to tertiary recovery operations.

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This news release, other than historical financial information, contains forward-looking statements that involve risks and uncertainties including risks and uncertainties detailed in the prospectus contained in the registration statement referred to above and in Denbury's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on engineering, geological, financial and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and Denbury's future performance are both subject to a wide range of business risks, and there is no assurance that Denbury's goals and performance objectives can or will be realized. Actual results may vary materially. In addition, any forward-looking statements represent Denbury's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Phil Rykhoek, President and CEO, 972.673.2000
Mark Allen, Senior Vice President and CFO, 972.673.2000
Jack Collins, Executive Director, Finance and Investor Relations, 972.673.2028